UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Wilhelmina International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

968235200

(CUSIP Number)

December 29, 2023

(Date of Event Which Requires Filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 968235200

1.	Name of Reporting Person

Impact Prosperity Partners, LLC, as Agent1

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    ☐

(b)    ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	950,000

	6. SHARED VOTING POWER	0

	7. SOLE DISPOSITIVE POWER	950,000

	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

950,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

18.4%

12.	Type of Reporting Person (See Instructions)

OO

1 Impact Prosperity Partners, LLC holds these securities as agent for certain holders of rights as lenders under certain secured notes.

CUSIP No. 968235200

1.	Name of Reporting Person

Impact Services, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    ☐

(b)    ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	950,000

	6. SHARED VOTING POWER	0

	7. SOLE DISPOSITIVE POWER	950,000

	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

950,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

18.4%

12.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 968235200

1.	Name of Reporting Person

ADS Manager, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    ☐

(b)    ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	950,000

	6. SHARED VOTING POWER	0

	7. SOLE DISPOSITIVE POWER	950,000

	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

950,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

18.4%

12.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 968235200

1.	Name of Reporting Person

Rajesh Gupta

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    ☐

(b)    ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	950,000

	6. SHARED VOTING POWER	0

	7. SOLE DISPOSITIVE POWER	950,000

	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

950,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

18.4%

12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 968235200

1.	Name of Reporting Person

Anna Simpson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    ☐

(b)    ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	950,000

	6. SHARED VOTING POWER	0

	7. SOLE DISPOSITIVE POWER	950,000

	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

950,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

18.4%

12.	Type of Reporting Person (See Instructions)

IN

Item 1.

(a)	The name of the issuer is Wilhelmina International, Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 5420 Lyndon B Johnson Freeway, Box #25, Dallas TX 75240.

Item 2.

(a)	This Schedule 13G is filed by the following (the “Reporting Persons”): (1) Impact Prosperity Partners, LLC (“IPP”), as agent for certain holders of rights as lenders under certain secured notes (in such capacity, “Agent”); (2) Impact Services, LLC (“IPS”); (3) ADS Manager, LLC (“ADS”); (4) Mr. Rajesh Gupta (“Mr. Gupta”); and (5) Ms. Anna Simpson (“Ms. Simpson”). IPS and ADS are the managing members of IPP. Mr. Gupta is the manager and a member of IPS. Ms. Simpson is the sole member of ADS. Agent directly beneficially owns the Common Stock (as defined below) reported in this Statement. IPS, ADS, Mr. Gupta and Ms. Simpson may be deemed to beneficially own the Common Stock directly beneficially owned by Agent. Each Reporting Person disclaims beneficial ownership with respect to any Common Stock other than the Common Stock directly beneficially owned by such Reporting Person.

(b)	The principal business office of the Reporting Persons is 424 Fort Hill Drive, Suite 144, Naperville, IL 60540.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This statement relates to the Common Stock, $0.01 par value per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is 968235200.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on the Event Date, and remains accurate as of the close of business on the date of filing of this Schedule 13G.

The percentages of beneficial ownership contained herein are based on 5,157,344 shares of Common Stock outstanding as of November 9, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 9, 2023.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2024

Impact Prosperity Partners, LLC
Impact Services, LLC

By:	/s/ Rajesh Gupta
Name: Rajesh Gupta
Title: Authorized Signatory

ADS Manager, LLC

By:	/s/ Anna Simpson
Name: Anna Simpson
Title: Authorized Signatory

/s/ Rajesh Gupta
Rajesh Gupta

/s/ Anna Simpson
Anna Simpson

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement